Itaú Investor Relations

RESULTS FOR THE 1ST QUARTER OF 2020

DISCLOSURE: MAY 04TH
TELECONFERENCES: MAY 05TH

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose it's quarterly results on the Investor Relations website on May 04th (Monday), after the closing of the stock markets in Brazil and the United States.

We have the pleasure of inviting you to participate in our teleconferences on May 05th (Tuesday) at the times listed below:

TELECONFERENCES SCHEDULE

Portuguese

09:00 AM (EDT)
10:00 AM (Brasília time)

Click here to access the webcast

(55-11) 3181-5113 or
(55-11) 4349-6218 (in Brazil)

Click here and register in advance for the teleconference

English

10:30 AM (EDT)
11:30 AM (Brasília Time)

Click here to access the webcast

(1-844) 763-8273(toll free from USA)
(1-412) 717-9223 (US global toll)
(44-20) 319-84884 (other Countries)
(55-11) 3181-5113 or
(55-11) 4349-6218 (in Brazil)

Click here and register in advance for the teleconference

Access code: Itaú Unibanco

These weblinks are also be available on our Investor Relations website: www.itau.com.br/investor-relations. Please note that broadcast is compatible with the latest version of the browser and any mobile device (iOS and Android)

PRESENTATION

Candido Bracher
President and CEO

Milton Maluhy Filho
Executive Vice President, CFO and CRO

Alexsandro Broedel
Executive Director, Group Head of Finance and IR

Renato Lulia Jacob
Head of IR and Market Intelligence

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until May 11th, 2020, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 8193390# (call in Portuguese) and 1735790# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. If you have any technical issues, please contact Choruscall customer service at suporte@ccall.com.br.

investor.relations@itau-unibanco.com.br
www.itau.com.br/investor-relations